AMAG PHARMACEUTICALS, INC.
125 CambridgePark Drive
Cambridge, MA 02140

Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 0610

Attn.:	Mr. Jeffrey Riedler, Assistant Director, Division of Corporate Finance Mr. John L. Krug, Senior Counsel, Division of Corporate Finance
Re:
AMAG Pharmaceuticals, Inc.
Preliminary Proxy Statement filed March 25, 2008
 File No. 0-14732

Dear Messrs. Riedler and Krug:

        AMAG Pharmaceuticals, Inc. ("AMAG" or the "Company") is providing the following response to your letter dated March 31, 2008 regarding the Securities and Exchange Commission's (the "Commission") review of AMAG's Preliminary Proxy Statement filed March 25, 2008.

SEC Comment:

Proposal 2: Amendment of our certificate of incorporation

  1.
  Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares.

Company's Response:

The Company has expanded the discussion by inserting a new paragraph as the fourth stand alone paragraph under the heading "Proposal No. 2: Amendment of our certificate of incorporation" that reads as follows:

"We do not have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of the additional shares of common stock subsequent to the date of the proposed increase in the number of authorized shares of our common stock."

*****

The Company acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (617) 498-3320.

Respectfully,

/s/ Joseph L. Farmer Joseph L. Farmer Vice President of Legal Affairs, General Counsel and Secretary